UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

Yu Ting

Zhonghong Zhuoye Group Co., Ltd

Building No. 8, Eastern International, No. 1

Ciyunsi, Chaoyong District, Beijing, China 100025

(0086) 010-85356993

With a Copy to:

Robert A. Miller, Jr.

Paul Hastings LLP

515 South Flower Street, 25th Floor

Los Angeles, CA 90071

(213) 683-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sun Wise (UK) Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,452,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,452,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Sun Wise Oriented (HK) Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,452,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,452,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Tianjin Sun Wise Oriented Assets Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,452,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,452,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Zhonghong Zhuoye Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,452,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,452,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Wang Yonghong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,452,063
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,452,063
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,452,063
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

As previously described in reports filed with the Securities and Exchange Commission, on March 24, 2017, Sun Wise (UK) Co., Ltd, a private limited company incorporated under the laws of England and Wales (“SWUK”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), which is referenced here as Exhibit 99.2, with certain affiliates of the Blackstone Group L.P. (collectively, “Blackstone”). Pursuant to the Stock Purchase Agreement, SWUK acquired from Blackstone 19,452,063 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of SeaWorld Entertainment, Inc., a Delaware corporation (the “Issuer” or the “Company”), in exchange for $447,397,449 in cash (the “Stock Purchase”). The Stock Purchase closed on May 8, 2017 (the “Closing”).

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share, of SeaWorld Entertainment, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	SWUK, a private limited company incorporated in England and Wales;

•	Sun Wise Oriented (HK) Co., Limited, a company incorporated in Hong Kong with limited liability (“SWHK”);

•	Tianjin Sun Wise Oriented Assets Management Limited, a company incorporated under the laws of the People’s Republic of China with limited liability (“Tianjin”);

•	Zhonghong Zhuoye Group Co., Ltd, a company incorporated under the laws of the People’s Republic of China with limited liability (“ZHG”);

•	Wang Yonghong, a citizen of the People’s Republic of China.

(b) The business address of each of the Reporting Persons is: c/o Zhonghong Zhuoye Group Co. Ltd, Building No. 8, Eastern International, No. 1, Ciyunsi, Chaoyang District, Beijing, China 100025.

(c) Wang Yonghong’s present principal occupation is the President and sole shareholder of ZHG. Each of ZHG, Tianjin, SWHK, and SWUK are holding companies focused on strategic growth opportunities in real estate, as well as the leisure, tourism, and culture industries. Current information concerning the identity and background of the directors and executive officers of those Reporting Persons which are entities is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

Wang Yonghong is the sole shareholder of ZHG. ZHG directly and indirectly owns 100% of the shares of Tianjin. Tianjin is the sole shareholder of SWHK. SWHK is the sole shareholder of ordinary shares in SWUK.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference. The citizenship and other required information for each director and executive officer of those Reporting Persons which are entities is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Upon the Closing, the Reporting Persons became the beneficial owners of 19,452,063 shares of Common Stock in exchange for an aggregate cash purchase price of $447,397,449. The source of funds for the purchase price included (i) the working capital of ZHG, (ii) approximately $150,000,000 borrowed by SWUK under the Facility Agreement (as defined below), (iii) approximately $100,000,000 contributed to SWUK pursuant to the Investment Agreement (as defined below), and (iv) approximately $130,000,000 contributed by SWHK to SWUK, which funds were obtained pursuant to the Inter-Company Loan (as defined below).

To the extent required by Item 3 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock to acquire a strategic minority interest in the Issuer. Consistent with this purpose, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the Board with a view to maximizing stockholder value. These communications may include, from time to time and subject to the terms of the Stockholders Agreement (as defined below), confidential discussions with, and/or confidential proposals to, the Board and/or members of management regarding the potential acquisition of, or other strategic alternative involving, the Issuer or additional securities of the Issuer.

Subject to the terms of the Stockholders Agreement, the Reporting Persons may seek to acquire additional securities of the Issuer (which may include securities rights and securities exercisable or convertible into securities of Issuer), to dispose of all or a portion of the securities of the Issuer owned by them, or otherwise to engage in hedging or similar transactions with respect to securities of Issuer. Subject to the terms of the Stockholders Agreement, any such transaction that any Reporting Person may pursue may be made at any time and from time to time without prior notice, and may be through open market transactions, block trades, private arrangements or otherwise. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

As more fully described in Item 6 below, Mr. Peter Wallace, a member of the Board previously designated by Blackstone, delivered a letter of resignation from the Board at the Closing, with such resignation to be effective immediately after the Company’s annual meeting of stockholders for 2017 (the “2017 Annual Meeting”). Pursuant to the Stockholders Agreement and Issuer Side Letter (as defined below), the Company agreed to (i) appoint Mr. Yongli Wang to the Board to fill the vacancy which will be created when Mr. Wallace’s resignation becomes effective and (ii) increase the size of the Board from 10 directors to 11 directors and appoint Mr. Yoshikazu Maruyama to the Board to fill the vacancy resulting from such increase (Mr. Yongli Wang and Mr. Yoshikazu Maruyama are referred to herein collectively as the “Initial ZHG Designees”).

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although, subject to the Stockholders Agreement, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 19,452,063 shares of Common Stock. Such number of shares of Common Stock represent 21.2% of the shares of Common Stock outstanding based on 91,948,412 shares of Common Stock outstanding as of March 31, 2017, which number the Company reported in its Form 10-Q for the quarterly period ended March 31, 2017 filed with the U.S. Securities and Exchange Commission on May 9, 2017.

(c) As more fully described in this Schedule 13D, on March 24, 2017, SWUK purchased an aggregate of 19,452,063 shares of Common Stock from Blackstone for an aggregate price of $447,397,449 ($23.00 per share), pursuant to the terms of the Stock Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On March 24, 2017, SWUK entered into the Stock Purchase Agreement pursuant to which it agreed to purchase from Blackstone, upon the terms and subject to the conditions set forth therein, 19,452,063 shares of Common Stock of the Company at a price per share equal to $23.00. The Stock Purchase closed on May 8, 2017.

Stockholders Agreement

In connection with the Stock Purchase, the Company entered into a stockholders agreement (the “Stockholders Agreement”) with SWUK (and with ZHG only for purposes of the standstill provision, as described below), dated as of March 24, 2017, which became effective as of the Closing. Pursuant to its terms, the Stockholders Agreement will terminate when SWUK and its affiliates that own Common Stock (each a “ZHG Party” and collectively the “ZHG Parties”), in the aggregate, hold less than 5% of the Issuer’s outstanding shares of Common Stock. As of the date hereof, the only Reporting Party that is also a ZHG Party is SWUK, but other Reporting Parties may become ZHG Parties in the future if there is a transfer to such Reporting Party, as permitted under the Stockholders Agreement.

Directors. Pursuant to the terms of the Stockholders Agreement, for so long as the ZHG Parties own at least 20% of the Company’s outstanding Common Stock, the ZHG Parties have the right to designate two directors to the Board. After the resignation or other removal of either of the Initial ZHG Designees, unless otherwise determined by the Board, at least one of the two directors designated by the ZHG Parties will be required to (i) meet the independence standards of the New York Stock Exchange with respect to the Company and (ii) not have been, for three (3) years prior to appointment, an employee, director or officer of, or consultant to, ZHG, SWUK, ZHG Holding Co., Ltd (“Zhonghong Holding”) or any of their respective controlled affiliates (each a “ZHG Entity”, and collectively the “ZHG Entities”). Furthermore, each such director designee must be reasonably satisfactory to the Company’s Nominating and Corporate Governance Committee. The right of the ZHG Parties to designate directors declines to one director if the ZHG Parties, in the aggregate, own less than 20% of the Common Stock and such right terminates if the ZHG Parties, in the aggregate, own less than 10% of the Common Stock, in each case subject to certain exceptions. To the extent such designated directors meet the independence standards of the New York Stock Exchange, such directors will be entitled to serve on at least one standing committee of the Board, as determined by the Nominating and Governance Committee.

Voting Requirements. The Stockholders Agreement generally requires the ZHG Parties to vote all of their shares in excess of 15% of the total outstanding shares of the Company in the same proportion as the shares owned by other stockholders are voted on all matters, except as follows: (i) in elections of directors, the ZHG Parties are required to vote all of their shares, up to 15% of the total outstanding shares of the Company, in favor of each of the Board’s nominees and, in excess of 15%, can either vote affirmatively in favor of the Board’s nominees or in the same proportion as the shares owned by other stockholders are voted; (ii) for two years after the closing of the Stock Purchase, in third party acquisitions of the Company where the consideration is less than or equal to $23.00 per share, the ZHG Parties may vote all of their shares as they choose; and (iii) in the case of any charter or bylaw amendment which adversely affects any ZHG Party disproportionally as compared to other stockholders, an issuance of more than 20% of the Company’s outstanding shares (other than in connection with an acquisition) at a below-market price, or an acquisition of the Company by a ZHG Entity, the ZHG Parties may vote all of their shares as they choose. In a third party tender offer approved by the Board (other than, for two years after the Closing, in a third party tender offer where the consideration is less than or equal to $23.00 per share), the ZHG Parties will be required to tender their shares in excess of 15% of the total outstanding shares of the Company in the same proportion as shares held by non-ZHG Party holders are tendered.

Transfer Restrictions and Right of First Refusal. For two years after the Closing, the Stockholders Agreement requires the ZHG Parties to not transfer any shares of the Company unless (i) such transfer is approved in advance by a majority of the disinterested members of the Board or a duly authorized committee thereof; (ii) such transfer is to a ZHG Entity, provided that such ZHG Entity agrees to be bound by the terms of the Stockholders Agreement; (iii) such transfer is in connection with an acquisition approved by the Board or a duly authorized committee thereof; (iv) such transfer constitutes a tender into a tender or exchange offer commenced by the Company or any of its affiliates; or (v) such transfer is in connection with a bona fide pledge of capital stock to a financial institution that is not controlled by any governmental authority in connection with a bona fide loan or enforcement thereunder (or, if such financial institution is controlled by a governmental authority, then such financial institution must be included in The Banker’s most recently issued Top 1000 World Banks ranking or have common equity securities listed on a globally recognized stock exchange).

After two years, other than in an underwritten public offering, block trade or permitted transfer described above, the ZHG Parties will not be permitted to transfer shares of the Company to certain competitors of the Company or, to the knowledge of such ZHG Party or its broker, a person or group who is a 5% stockholder or who would thereby become a 5% stockholder. In addition, in an underwritten public offering or block trade, other than a permitted transfer described above, the transferring ZHG Party will instruct the underwriter or broker not to transfer any shares to a person or group who is a 5% stockholder or would become a 5% stockholder (unless the identity of the purchaser is not known to the underwriter or broker). In a block trade, other than a permitted transfer described above, the transferring ZHG Party will instruct its broker not to transfer shares to certain competitors of the Company (unless the identity of the purchaser is not known to such ZHG Party or its broker). If the Company proposes to issue new equity securities in an offering that is not an underwritten public offering or an offering pursuant to Rule 144A, SWUK will have the right to purchase a pro-rata portion of such issuance, measured based on the ZHG Parties’ ownership percentage in the Company at such time (which shall initially be capped at 24.9% and decrease proportionally following transfers of shares by ZHG Parties to parties other than to ZHG Entities (the “Maximum Ownership Percentage”).

Standstill. Subject to the following paragraph, the Stockholders Agreement includes a standstill provision that requires ZHG, the ZHG Parties, and their respective affiliates and representatives, not to, without the prior written consent of the Company, (i) acquire, offer or agree to acquire, any beneficial interest in the Company; (ii) make any public announcement or public offer with respect to any merger, business combination, reorganization, restructuring, or other similar extraordinary transaction involving the Company or any of its subsidiaries (except when the Board affirmatively recommends or approves such transaction); (iii) make or in any way participate in, any “solicitation” of “proxies” to vote or seek to advise or influence voting of securities in a manner inconsistent with the Board’s recommendation; (iv) seek election or removal of any director other than ZHG Designator nominees or otherwise act, alone or in concert with others, to control or influence the Company; (v) call a meeting of stockholders or initiate any stockholder proposal; (vi) participate in a “group” regarding equity securities of the Company; (vii) act, alone or in concert with others, to seek to control or influence the management or policies of the Company; (viii) knowingly assist or encourage, or enter into any discussions or agreements with any third party, in connection with any of the foregoing; (ix) publicly disclose any intention, plan or arrangement inconsistent with the foregoing; (x) provide any financing for a purchase of equity securities or assets of the Company, subject to certain exceptions; (xi) take any actions that the ZHG Entities know or would reasonably be expected to know would require the Company to make a public announcement regarding the possibility of an acquisition; or (xii) contest the validity of any of the foregoing.

Notwithstanding the above, the ZHG Parties will not be prohibited from: (i) transferring shares of the Company to ZHG Entities, provided that such transferee agrees to be bound by the terms of the Stockholders Agreement; (ii) purchasing shares of the Company pursuant to its right to purchase its pro-rata portion of newly issued equity securities of the Company; (iii) making a non-public, confidential acquisition proposal to the Board; or (iv) after public announcement of a definitive agreement for the acquisition of the Company by a third party, making a publicly announced alternative acquisition proposal for all of the outstanding shares of the Company (an “Alternative Proposal”) which, if a tender or exchange offer, must be on the same terms for all such shares and include a non-waivable condition that a majority of the shares held by non-ZHG Party holders are tendered into such offer. The ZHG Parties remain subject to the voting and tender requirements described above with respect to third party acquisitions and tender offers whether or not a ZHG Party makes an Alternative Proposal. The ZHG Entities may purchase Company shares in the open market up to the Maximum Ownership Percentage, provided that such acquiring entity shall have agreed to be bound by the terms of the Stockholders Agreement.

Corporate Opportunity; DGCL Section 203. The Delaware General Corporate Law (“DGCL”) permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under the Stockholders Agreement, the Company has adopted resolutions waiving certain corporate opportunities presented to the ZHG Entities. In addition, although the Company has previously opted out of Section 203 of the DGCL (“Section 203”), the Company’s certificate of incorporation (the “Charter”) contains a provision similar to Section 203 that imposes restrictions on certain business combinations involving interested stockholders unless, among other things, the Board has approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. The Company has exempted the ZHG Entities from these restrictions on certain business combinations under the relevant provisions of the Company’s Charter.

Registration Rights Agreement

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with SWUK, dated as of March 24, 2017, which became effective upon the Closing. Subject to the terms of the Stock Purchase Agreement and the Stockholders Agreement, the Registration Rights Agreement provides the ZHG Parties with certain demand, “piggyback” and other registration rights. The Registration Rights Agreement requires the Company to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act of 1933.

Side Letters

In connection with the Closing, SWUK entered into a letter agreement with the Issuer (the “Issuer Side Letter”), granting the Initial ZHG Designees with certain Board observer rights until their appointment to the Board following the 2017 Annual Meeting. In addition, in connection with the Closing, SWUK entered into a closing condition letter agreement with Blackstone (the “Blackstone Side Letter”), pursuant to which SWUK confirmed that the resignation of Peter Wallace, effective immediately after the 2017 Annual Meeting, was sufficient to satisfy certain of Blackstone’s obligations under the Stock Purchase Agreement.

Facility Agreement

In connection with the Stock Purchase, SWUK, SWHK and PA Eminent Opportunity VI Limited (“PAVI”) entered into a facility agreement dated as of May 8, 2017 (as amended from time to time, the “Facility Agreement”), whereby SWUK borrowed approximately $150,000,000 at an annual interest rate of 9%. Unless previously prepaid in accordance with its terms, the Facility Agreement matures on May 8, 2019, subject to any mutually agreed extension. The terms of the Facility Agreement include the issuance by SWUK to PAVI of a single Class A Preference Share of SWUK (the “Class A Share”). As described in the Facility Agreement, the Class A Share carries certain voting rights and entitles PAVI to appoint one director to the board of directors of SWUK (the “Class A Director”). The consent or approval of the holder of the Class A Share and the Class A Director is required in order for SWUK to take certain actions, including, among others, the selling, disposing of, and proposing to sell or dispose of any asset of SWUK, including any share of Common Stock (the “Identified Matters”).

In connection with the Facility Agreement, SWUK entered into a security agreement with Lord Central Opportunity V Limited (“Security Agent”), dated as of May 8, 2017 (as amended from time to time, the “Security Agreement”, and together with the Facility Agreement, the “Facility Documentation”). Pursuant to the Facility Documentation, SWUK’s obligations under the Facility Agreement are secured by a pledge of the Common Stock owned by SWUK (the “Pledged Shares”) and other collateral, and SWUK may be required to provide additional cash collateral in the event the loan to value ratio falls below a specified threshold. Upon the occurrence of certain events of default as defined in the Facility Agreement, PAVI may require SWUK to pre-pay amounts outstanding under the Facility Agreement and exercise its rights to foreclose on and dispose of the Pledged Shares and other collateral, in each case in accordance with the Facility Documentation.

Investment Agreement

In connection with the Stock Purchase, SWUK, SWHK, Wang Yonghong, and China Huarong International Holdings Limited (“Huarong”) entered into an investment agreement, dated as of May 8, 2017 (as amended from time to time, the “Investment Agreement”, and together with the Security Agreement, the “Investment Documentation”), pursuant to which SWUK issued 10,000,000 of its class B preferred shares (the “Class B Shares”) in exchange for approximately $100,000,000. The Class B Shares earn a preferred cumulative dividend of 11.5% per annum payable on a bi-annual basis and upon the occurrence of certain events. As described in the Investment Agreement, the Class B Shares carry certain voting rights and have the right to appoint to the board of directors of SWUK a number of directors (the “Class B Directors”) such that, together with the Class A Director, such directors constitute a majority of the board of directors of SWUK. The consent or approval of the holder of the Class B Shares and the Class B Director is required for SWUK to take action on any of the Identified Matters.

SWUK may redeem all of the Class B Shares on or after May 8, 2018, and Huarong has the right to require SWUK to redeem the Class B Shares (the “Put Option”) on or after May 8, 2019. Pursuant to the Investment Agreement, SWUK may be required to provide additional cash collateral in the event that the value of the Pledged Shares falls below the specified security value ratio. In addition, upon the occurrence of certain events of default as defined in the Investment Agreement, Huarong has the right to exercise the Put Option and exercise its rights to foreclose on and dispose of the Pledged Shares and other collateral, in each case in accordance with the Investment Documentation.

Inter-Company Loan

In connection with the Stock Purchase, SWHK received an inter-company loan in the amount of approximately $130,000,000 (the “Inter-Company Loan”) from Joyful Wellness Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of SWHK (“JWL”). The funds provided by JWL under the Inter-Company Loan were borrowed by JWL pursuant to a subscription agreement between JWL, ZHG and Fullgoal China Access RQFII Fund SPC (“Fullgoal”), dated as of May 8, 2017 (as amended from time to time, the “Subscription Agreement”). Under the terms of the Subscription Agreement, JWL pays an annual interest rate of 14% through the maturity date of May 3, 2018, and has an option to extend the loan under the Subscription Agreement until May 3, 2019 at an annual interest rate of 15%. Upon the occurrence of certain events of default as defined in the Subscription Agreement, Fullgoal will be entitled to exercise certain remedies, including the right to accelerate payment of the loan made pursuant to the Subscription Agreement, proceed on the guarantees of JWL’s obligations made by Wang Yonghong, ZHG, and SWHK, foreclose on the shares of common stock of SWHK, SWUK, and JWL on which a security interest was granted under the Subscription Agreement, and require Zhonghong Holding to purchase all outstanding shares of common stock of SWHK from Tianjin.

Other Information

The foregoing descriptions of the Stock Purchase Agreement, Stockholders Agreement, Registration Rights Agreement, Issuer Side Letter, Blackstone Side Letter, Facility Agreement, Security Agreement, Investment Agreement, and Subscription Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is attached here as an exhibit and incorporated herein by reference.

The Reporting Persons expressly disclaim the existence of and membership in a “group” (within the meaning of Section 13(d)(3) of the Act) with each of PAVI, Security Agent, Huarong, and Fullgoal.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 24.1: Power of Attorney (filed herewith).

Exhibit 24.2: Power of Attorney (filed herewith).

Exhibit 24.3: Power of Attorney (filed herewith).

Exhibit 24.4: Power of Attorney (filed herewith).

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons, dated as of May 18, 2017, among the Reporting Persons (filed herewith).

Exhibit 99.2: Stock Purchase Agreement, dated as of March 24, 2017, by and among Sun Wise (UK) Co., Ltd, SW Delaware L.P., SW Delaware A L.P., SW Delaware B L.P., SW Delaware C L.P., SW Delaware D L.P., SW Delaware E L.P., SW Delaware F L.P., SW Delaware Co-Invest L.P., and SW Delaware (GSO) L.P. (filed herewith).

Exhibit 99.3 Stockholders Agreement, dated as of March 24, 2017, by and among SeaWorld Entertainment, Inc., Sun Wise (UK) Co., Ltd, and Zhonghong Zhuoye Group Co., Ltd., solely for purposes of Section 4.3 (filed herewith).

Exhibit 99.4: Registration Rights Agreement, dated as of March 24, 2017, by and between SeaWorld Entertainment, Inc. and Sun Wise (UK) Co., Ltd (filed herewith).

Exhibit 99.5: Letter Agreement, dated as of May 8, 2017, by and between SWUK and SeaWorld Entertainment, Inc. (filed herewith).

Exhibit 99.6: Closing Condition Agreement, dated as of May 8, 2017, by and between SWUK and SW Delaware L.P. (filed herewith).

Exhibit 99.7: Facility Agreement, dated as of May 8, 2017, by and among Sun Wise (UK) Co., Ltd, Sun Wise Oriented (HK) Co., Limited, and PA Eminent Opportunity VI Limited (filed herewith).

Exhibit 99.8: Security Agreement, dated as of May 8, 2017, by and between Sun Wise (UK) Co., Ltd and Lord Central Opportunity V Limited (filed herewith).

Exhibit 99.9: Investment Agreement, dated as of May 8, 2017, by and among China Huarong International Holdings Limited, Sun Wise Oriented (HK) Co., Limited, Sun Wise (UK) Co., Ltd, and Mr. Wang Yonghong (filed herewith).

Exhibit 99.10: Subscription Agreement, dated as of May 5, 2017, by and among Joyful Wellness Limited, Zhonghong Zhuoye Group Co., Limited, and Fullgoal China Access RQFII Fund SPC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017.

SUN WISE (UK) CO., LTD

By:	/s/ Yu Ting
	Name:	Yu Ting
	Title:	Attorney in Fact

SUN WISE ORIENTED (HK) CO., LIMITED

By:	/s/ Yu Ting
	Name:	Yu Ting
	Title:	Director

TIANJIN SUN WISE ORIENTED ASSETS MANAGEMENT LIMITED

By:	/s/ Yu Ting
	Name:	Yu Ting
	Title:	Attorney in Fact

ZHONGHONG ZHUOYE GROUP CO., LTD

By:	/s/ Yu Ting
	Name:	Yu Ting
	Title:	Attorney in Fact

WANG YONGHONG

By:	/s/ Yu Ting
	Name:	Yu Ting
	Title:	Attorney in Fact

SCHEDULE A

Directors and Officers of Reporting Persons

The name, principal occupation, business address, and citizenship of each of the directors and executive officers of the Reporting Persons are set forth below.

Name	Principal Occupation	Principal Business Address	Citizenship

Zhonghong Zhuoye Group Co., Ltd
Wang Yonghong	President of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China
Gao Zhuo	Director and Chief Executive Officer of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China
Liu Qi	Director and Office Director of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China
Wang Tao	Director and Finance Project Manager of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China

Tianjin Sun Wise Oriented Assets Management Limited
Liu Chunxiao	Director of Tianjin Sun Wise Oriented Assets Management Limited; Finance Manager of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China

Sun Wise Oriented (HK) Co., Limited
Yu Ting	Director of Sun Wise Oriented (HK) Co., Limited; Legal Manager of Zhonghong Zhuoye Group Co., Ltd	Building No. 8, Eastern International, No. 1 Ciyunsi, Chaoyang District, Beijing, China 100025	People’s Republic of China

Sun Wise (UK) Co., Ltd
Chen Jie	Director of Sun Wise (UK) Co., Ltd; Associate Director at China Huarong Asset Management Co., Ltd.	China Huarong Tower, 60 Gloucester Road, Wanchai, Hong Kong	Commonwealth of Australia
PA Eminent Opportunity VI Limited	Director of Sun Wise (UK) Co., Ltd; Special Purpose Vehicle	Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands	British Virgin Islands